(212) 318-6054

vadimavdeychik@paulhastings.com

March 6, 2019

Mr. Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Keeley Funds Inc. (“Registrant”)

(File Nos. 333-124430, 811-21761)

Dear Mr. Ellington:

This letter responds to your telephonic comments communicated to the undersigned with respect to Form N-CSR filing, filed by the Registrant on November 21, 2018, for the fiscal year ended September 30, 2018.

The Registrant’s responses to your comments are reflected below. Capitalized terms shall have the same meaning as in the Form N-CSR filing, unless otherwise indicated. We have restated the substance of your comments for your ease of reference.

Comment 1: With respect to the Keeley Small Cap Dividend Value Fund, it appears that the Fund has approximately 31% of its assets invested in the financials sector. Please confirm whether this is accurate and if so, please consider adding a corresponding risk factor to the Fund’s prospectus.

Response: The Registrant respectfully submits that to the extent the financials sector represents greater than 25% of the fund’s assets, corresponding disclosure, including applicable risk factor will be added to the Fund’s prospectus.

Comment 2: It appears that the Funds invest in real estate investment trust “REIT” securities. In the Notes to the Financial Statements, in future shareholder reports, please include a description of how distributions received from REITs are estimated between income and return of capital.

Response: The Registrant confirms that appropriate disclosure will be added in future shareholder reports.

Paul Hastings LLP | 200 Park Avenue | New York, NY 10166

t: +1.212.318.6000 | www.paulhasting.com

Comment 3: With respect to Keeley-Teton’s ability to recoup certain waived fees or reimbursed expenses in future periods, it appears that repayments to Keeley-Teton for waived fees and expenses will be made during a three-year period following the Funds’ fiscal year end in which such amount was waived or reimbursed, as opposed to a three-year period following the date such fees were waived or expenses were reimbursed. Please confirm that (i) Keeley-Teton has performed a review under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”) and determined it is not necessary to disclose a related liability, and (ii) that the Funds’ auditor has reviewed disclosure related to the fee waiver/expense reimbursement arrangements.

Response: Confirmed.

Comment 4: In future shareholder reports, please consider adding the following disclosure to Note 3 in the Financial Notes section. “Any waiver or reimbursement is subject to later adjustment during the term of each Fund’s investment advisory agreement to allow Keeley-Teton to recoup amounts waived or reimbursed to the extent actual fees and expenses for a period are less than the expense limitation caps. Keeley-Teton, however, will only be entitled to recoup such amounts for a period of three years following the fiscal year in which such amount was waived or reimbursed.”

Response: Confirmed, the Registrant will add the applicable language to future shareholder reports.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik for PAUL HASTINGS LLP

cc: Deanna Marotz John Ball

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